FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

May 12th, 2005

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):    Yes:  ❑    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):    Yes:  ❑    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ❑    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles quarterly results January-March 2005

•	The Group managed customer base surpassed 81.4MM at the end of 1Q05 (+50% vs. 1Q04), of which 59MM correspond to Latin American operators (+84%).

•	Strong commercial activity[1] in all areas of operations, despite seasonality typical of the quarter, which led to growth of 3MM in new customers in 1Q05.

•	Extension of the Christmas campaign until the first week of January (Three Kings’ Day) in most countries, with a positive impact on gross additions, against a backdrop of ongoing intense commercial aggressiveness by competitors.

•	Spain:

•	Solid performance of service revenues (+7% vs. 1Q04) boosted by the strong growth in traffic carried over the company’s networks (+11% vs. 1Q04). Growth in traffic is driven by the introduction of new pricing schemes, despite the negative impact from seasonality,

•	Telefónica Móviles España (TME) registered a strong level of commercial activity in 1Q05 (+12.5% vs. 1Q04), in a context of intense competitive pressure, especially in number portability actions. Net adds in 1Q05 reached 100 thousand customers.

•	Positive results from the focus on preserving leadership in revenue market share, with over 219 thousand net adds in the contract segment in 1Q05, which already represents 50% of the total customer base.

•	OIBDA margin impacted by strong commercial activity: 47.5% in 1QO5 (50.6% in 1Q04).

•	Progress in rollout of the UMTS network, with more than 4,100 base stations at the end of March.

•	Latin America:

•	Highly diversified portfolio within the region, with growing contributions to Group results from operations in the Andean Region (Colombia, Ecuador, Peru and Venezuela) and the Southern Cone (Argentina, Chile and Uruguay).

•	Revenues from Latin American operators were 2.4 times higher than in 1Q04, representing 43.6% of total Group revenues in 1Q05.

•	Operating income before depreciation and amortisation in Latin America reached €353MM, 2.6 times higher than in 1Q04.

•	OIBDA margin of 22%, impacted by the commercial efforts of the different operators. Commercial costs represented 21p.p. of revenue in 1Q05.

•	In Brazil, Vivo targets its commercial efforts on high-value customers, and increases its contract customer base by 10% vs. 1Q04, driven by the favourable performance in corporate customers (+31%), despite higher competitive pressure in this segment.

•	Telefónica Móviles México shows a 60% increase in commercial activity vs. 1Q04, leading to over 6MM customers in March (+61% vs. March 2004), consolidating its positioning in the market.

•	In Argentina, the managed customer base stands at over 6MM, driven by the strong performance in the contract segment, which now represents more than 40% of the total. Excellent performance by service revenues.

•	In Colombia the company remains committed to growth, increasing its customer base to 3.7MM.

•	The Venezuelan operations become one of the Group’s main operating cash-flow generators, contributing €106MM to the Group’s total operating income before depreciation and amortisation.

•	Significant advances in integration of the operators acquired in 2004 and in January 2005. We would highlight, among other initiatives, the unification of commercial offers, the streamlining of structures and the integration of network sites and customer call centres.

[1]	Commercial activity includes gross additions, migrations and handset changes.

2005 January-March	1

•	Year-over-year growth in Group revenues of 39.3% to €3,676MM in 1Q05:

•	Service revenues reached €3,201MM in 1Q05 (+41% vs. 1Q04).

•	Organic[2] growth of consolidated revenues stood at 13.8% vs. 1Q04.

•	Year-over-year growth in consolidated Operating income before depreciation and amortisation (OIBDA) of 19.1% to €1,318MM:

•	Organic[3] growth of consolidated OIBDA stood at 1.1% vs. 1Q04, impacted by increased commercial expenses, costs associated with the network rollouts in certain countries, and integration costs (especially in Argentina and Chile).

•	The OIBDA margin stood at 36%.

•	Consolidated net income of €432.1MM in 1Q05.

•	This performance was heavily influenced by:

•	Changes to the consolidation perimeter and the accelerated depreciation of intangible assets (customers, licenses and software) arising from acquisitions made in 2004.

•	Higher negative net financial results, a line item which in 1Q04 was affected favourably by the evolution of exchange rates, which translated during that quarter into positive net forex results registered in intra-group loans. Had 1Q04 closed with similar exchange rates to those of 4Q04, financial results in the first quarter of 2004 would have changed sign and as a result, the year-on-year comparison with 1Q05 would have been positive.

The evolution of exchange rates in the subsequent quarters of 2004 meant that for full-year 2004, greater financial expenses were booked under IFRS than under Spanish GAAP.

For all of 2004, the results of exchange rate differences on intra-group loans were negative, and therefore the effect of the comparison 1Q05/1Q04 will not be relevant for the full fiscal year 2005.

•	Year-over-year growth in Group Operating cash-flow[4] of 12.6% to €1,007MM in 1Q05, despite strong commercial efforts.

[2]	Organic growth including the consolidation of Telefónica Móvil Chile and the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.
[3]	Organic growth including the consolidation of Telefónica Móvil Chile and of BellSouth’s Latin American assets in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates.
[4]	Operating cash flow = OIBDA - capex

2005 January-March	2

Highlights regarding comparative information and changes in the consolidated Group:

•	In Brazil, in March 2004, the tax credits used by Tele Leste, TCO, CRT and Tele Sudeste as a result of the amortization of the existing goodwill in those companies were capitalized, thereby increasing Brasilcel’s shareholdings in these operators.

•	In June 2004, the company increased its stake in Mobipay International to 50%, prompting a change in the way it is consolidated, from the equity method to the proportional method.

•	In June 2004, Brasilcel increased its stake in Sudestelcel Participaçoes to 100%.

•	On 23 July 2004, the company acquired 100% of Telefónica Móvil Chile. Since that date, Telefónica Móvil Chile has been integrated within Telefónica Móviles’ consolidation perimeter, through the full consolidation method.

•	Following the voluntary tender offers for Tele Sudeste Celular (TSD), Tele Leste Celular (TBE), Celular CRT (CRT) and Tele Centro Oeste (TCO) carried out by Brasilcel, directly and indirectly through its subsidiary Telesp Celular Participaçoes (TCP) in October 2004, Brasilcel’s stakes in the mentioned companies’ share capital have increased to: 90.9% in TSD, 50.6% in TBE, 67.0% in CRT, and TCP’s stake in TCO to 50.6%.

•	Following the acquisition of 100% of BellSouth Group’s stake in the mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies have been integrated within the Telefónica Moviles’ consolidation perimeter since November 2004 through the full consolidation method.

•	The capital increase carried out by Telesp Celular Participaçoes (TCP) in January 2005 was fully subscribed for an amount of approximately 2,054MM reais. As a result of this transaction, the stake held by Brasilcel in TCP stands at 65.70%.

•	In January 2005 the acquisition of 100% of BellSouth Chile and BellSouth Argentina (Movicom) was completed. Since January 2005, these companies are integrated within the Group’s consolidation perimeter through the full consolidation method.

2005 January-March	3

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

Economic ownership

	March		Consolidation method
	2005	2004	1Q 2005	1Q 2004
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel[1]	50.00%	50.00%	Proportional method	Proportional method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. Móviles México	92.00%	92.00%	Full consolidation	Full consolidation
TM Chile[2]	100.00%	—	Full consolidation	—
TEM El Salvador[3]	91.75%	90.26%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	100.00%	Full consolidation	Full consolidation
Telcel (Venezuela)[4]	100.00%	—	Full consolidation	—
TEM Colombia[4]	100.00%	—	Full consolidation	—
Comunicaciones Móviles del Perú[4]	99.85%	—	Full consolidation	—
TEM Guatemala y Cía.[4]	100.00%	—	Full consolidation	—
Otecel (Ecuador)[4]	100.00%	—	Full consolidation	—
TEM Panamá[4]	99.57%	—	Full consolidation	—
Abiatar (Uruguay)[4]	100.00%	—	Full consolidation	—
Telefonía Celular Nicaragua[4]	100.00%	—	Full consolidation	—
Radiocomunic. Móviles SA (Argentina)[4]	100.00%	—	—	—
BellSouth Chile	100.00%	—	Full consolidation	—
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	32.18%	32.18%	Equity method	Equity method
TM Interacciona	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.36%	13.36%	Equity method	Equity method
Mobipay International[6]	50.00%	36.05%	Proportional method	Equity method
TmAs	100.00%	100.00%	Full consolidation	Full consolidation

[1]	Joint Venture which fully consolidates Tele Sudeste Celular Participaçoes, Celular CRT Participaçoes, Tele Leste Celular Participaçoes, Telesp Celular Participaçoes. Telesp Celular Participaçoes fully consolidates Global Telecom Participaçoes and Tele Centro Oeste Participaçoes. Stakes that Brasilcel consolidates in subsidiaries: Tele Sudeste Celular Participaçoes 90.9%; Telesp Celular Participaçoes Participaçoes 65.7%; Global Telecom Participaçoes 65.7%; CRT Celular Participaçoes 65.9%; Tele Leste Celular Participaçoes 50.6% and Tele Centro Oeste Participaçoes 33.3%.
[2]	After the acquisition of 100% of TM Chile, this company is fully consolidated from July 23rd.
[3]	After capitalising debt in TEM El Salvador in 2004, TEM Group has increased its stake up to 91.75%.
[4]	After the acquisition of BellSouth’s mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela, these companies are included within Group’s consolidation perimeter by full consolidation from November 2004, and Argentina y Chile from January 2005.
[5]	In June 2004 Telefónica Móviles, S.A. has increased its stake to 50%

2005 January-March	4

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final adoption of these regulations.

NOTE:

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica Móviles, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures	In million Euros
	January – March		% Change
	2005	2004
Revenues	3,675.9	2,638.5	39.3%
Operating income before D&A (OIBDA)	1,317.9	1,106.8	19.1%
Operating income (OI)	790.3	756.6	4.5%
Income before taxes	707.8	730.9	-3.2%
Income from continuing operations	431.5	453.7	-4.9%
Net income	432.1	448.2	-3.6%
Operating Cash Flow [1]	1,006.6	893.7	12.6%
Outstanding shares (million)	4,330.6	4,330.6	—
Net income per share	0.10	€0.10	€-3.6%
OpCF per share [2]	0.23	€0.21	€12.6%
Dividend per share	0.193	€0.184	€5.0%

[1]	Operating Cash Flow = OIBDA - Capex
[2]	Operating Cash Flow per share

With the acquisition of Bellsouth’s Latin American operations completed in January, the first quarter of 2005 marked a startingpoint for Telefónica Móviles in its new dimension: as an operator with a presence in 15 countries with aggregate POPS of over 500MM, where the operators managed by the Company enjoy solid competitive positions (number 1 or 2 players in the main markets).

The financial statements for fiscal year 2004 and 2005, and the corresponding comments regarding our operations included herein, reflect the current composition of Telefónica Móviles Group at each point in time. As a result, given the changes in the consolidation perimeter over the last 12 months, the consolidated results and those of some of our operators are not comparable between each period.

2005 January-March	5

During 1Q05 the Group’s main markets of operation saw intense commercial activity, driven by the extension of the Christmas campaigns until the first week of January (Three Kings’ Day) in most countries, our strategy to capture the growth potential in Latin American markets and as a result of ongoing competitive pressure from other operators.

Against this backdrop, Telefónica Móviles ended March with over 81.4MM managed customers, after registering net adds of 3MM in 1Q05

Of the total customer base, 59MM corresponded to Latin American operators, 19MM to Telefónica Móviles España (TME) and over 3MM to Medi Telecom (Morocco).

Key aspects of the 1Q05 results are as follows:

•	Year-over-year growth in revenues of 39.3% to €3,676MM in 1Q05, driven by the positive performance in service revenues. Organic[5] growth of consolidated revenues stood at 13.8% vs. 1Q04.

Service revenues totalled €3.201MM in 1Q05 (+41% vs. 1Q04), while handset sales rose 30% to €475MM.

By geographical areas, Telefónica Móviles España (TME) recorded year-over-year growth of 6.1% in revenues to €2,075MM. Of note is the favourable evolution of service revenues, which rose 7% vs. 1Q04 despite stiffer competitive pressure and the reduction in interconnection tariffs implemented from November 2004.

The consolidated Latin American operators recorded operating revenues of €1,603MM (+135.0%), with an 17.8 p.p increase in their contribution to the Group total to 43,6%. Organic5 growth of these operators’ revenues, assuming constant exchange rates, stood at 25.3% vs. 1Q04.

•	Consolidated Operating income before depreciation and amortisation (OIBDA) stood at €1,318MM in 1Q05 (+19.1% vs. 1Q04). This performance was driven by the intensification of commercial efforts by the Group’s operators throughout their markets.

Organic5 growth of consolidated OIBDA stood at 1.1% vs. 1Q04.

The consolidated OIBDA margin stood at 35.9%, impacted by increased commercial costs resulting from the operators’ strategic efforts to capture a significant part of the growth in Latin America –where total net adds in 1Q05 were 24% higher than in 1Q04– and to maintain its competitive position in aggressive commercial environments –which in Spain is marked by the continued strong activity in number portability, which started in 2004.

By regions, OIBDA at TME stood at €987MM in 1Q05 (-0.3% vs. 1Q04), representing an OIBDA margin of 47.5%.

OIBDA for the consolidated Latin American subsidiaries, in euros, reached €353MM (2.6 times more than in 1Q04). Organic5 growth of OIBDA for Latin American operations, assuming constant exchange rates, stood at 5.2% vs. 1Q04.

As regards the rest of the main line items, we would highlight:

•	50.7% increase in depreciation compared to 1Q04, primarily driven by the changes to the Group’s consolidation perimeter, including €61MM of depreciation of intangible assets related to the acquisition of Telefónica Móvil Chile and of the eight Latin American operators acquired to BellSouth in 2004.

At the end of 1Q05 the allocation of the purchase price of the operators acquired to BellSouth in Chile and Argentina in January has not yet been carried out. Such acquisitions have led

[5]	Organic growth including the consolidation of Telefónica Móvil Chile and Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates

2005 January-March	6

to an initial goodwill of €659MM. The price allocation will be carried out in the following months based upon the conclusions obtained from appraisals carried out by third party independent experts.

•	Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 31.6% (-€8.6MM in 1Q05 vs. -€12.5MM in 1Q04). Losses attributable to the Group from its stake in Médi Telecom were 12% lower year-over-year and losses attributable to IPSE 2000 were 39% lower than in 1Q04.

•	Higher negative net financial results, a line item which in 1Q04 was affected favourably by the evolution of exchange rates, which translated during that quarter into positive net forex results registered in intra-group loans. Had 1Q04 closed with similar exchange rates to those of 4Q04, financial results in the first quarter of 2004 would have changed sign and as a result, the year-on-year comparison with 1Q05 would have been positive.

The evolution of exchange rates in the subsequent quarters of 2004 meant that for full-year 2004, greater financial expenses were booked under IFRS than under Spanish GAAP.

For all of 2004, the results of exchange rate differences on intra-group loans were negative, and therefore the effect of the comparison 1Q05/1Q04 will not be relevant for the full fiscal year 2005.

Interest expenses increased 44% from 1Q04, due to the greater average balance of net debt in 1Q05 (+106% vs. 1Q04).

Consolidated net financial debt was impacted by the acquisitions made in the second half of 2004 and January 2005 (Telefónica Móvil Chile, BellSouth’s Latin American operators and the voluntary tender offers for shares in for Brasilcel’s subsidiaries).

At the end of 1Q05 consolidated net debt stood at €9,369MM (€4,565MM in 1Q04), while proportionate net debt stood at €9,999MM (€4,404MM in 1Q04).

•	39% effective tax rate, mainly affected by operations in in Venezuela, where fiscal consolidation does not exist.

•	Net income totaled €432MM in 1Q05 (€448MM in 1Q04), impacted fundamentally by the higher negative net financial results.

Consolidated capex in 1Q05 totaled €311MM.

2005 January-March	7

The following significant events took place in the past few months:

•	The Telefónica Móviles General Shareholders’ Meeting held on May 6th, approved all the Agreements Proposals, including the payment of a gross dividend of 0.193 euros per share. The dividend will be paid on 15 June.

•	On 20 April, Telefónica Móviles, via its wholly-owned subsidiary, TEM Puerto Rico Inc., carried out the conversion of the promissory notes representing 49.9% of the shareholder equity of the Puerto Rican operator, Newcomm Wireless Services Inc., once it had obtained the appropriate regulatory approvals.

•	In April, a tender offer was launched for the outstanding minority shareholdings in the Peruvian operator Comunicaciones Móviles del Perú, S.A. acquired from Bellsouth, where Telefónica Móviles, S.A holds a 99.85% stake.

2005 January-March	8

Market Size

	In thousands
	Total[1]			Managed[2]			Equity[3]
	March		% Change	March		% Change	March		% Change
	2005	2004		2005	2004		2005	2004
Spain and Mediterranean Basin
Subscribers	22,298	21,981	1.4%	22,298	21,981	1.4%	20,114	20,596	-2.3%
Latin América[4]
Subscribers	59,140	29,711	99.0%	59,140	32,211	83.6%	39,991	13,476	196.8%
TOTAL
Subscribers	81,438	51,692	57.5%	81,438	54,192	50.3%	60,105	34,072	76.4%

[1]	Total customers from all operators in which Telefónica Móviles holds an economic participation. In 1Q04, excludes Chile and Puerto Rico.
[2]	In 1Q04, total subscribers plus the subscribers of TM Chile which was managed by Telefónica Móviles.
[3]	Total subscribers weighted by the economic interest held in each company.
[4]	For comparison purposes, since the cancellation of Movistar Puerto Rico’s management contract, its subscriber base is excluded from the Group

Results by geographic regions

Unaudited figures	In million Euros
	REVENUES			OPERATING INCOME BEFORE D&A
	January - March		% Change	January - March		% Change
	2005	2004		2005	2004
Spain	2,075.2	1,955.8	6%	986.5	989.9	-0.3%
Latin America	1,602.7	681.9	135%	353.0	134.6	162.2%
Brazil	370.7	351.3	6%	141.9	142.5	-0.4%
Northern Region	313.9	204.5	53%	-20.1	-41.0	-50.9%
Andean Region	565.8	56.1	n.c.	169.3	14.3	n.c.
Southern Cone	352.3	70.0	n.c.	61.9	18.9	n.c.
Rest and intragroup sales	-2.0	0.8	c.s.	-21.5	-17.8	21.0%
TOTAL	3,675.9	2,638.5	39%	1,317.9	1,106.8	19.1%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 January-March	9

Spain

	January - March		% Change
	2005	2004
Total subscribers (thousands) [1]	19,077	19,939	n.c.
Prepaid	9,599	11,633	n.c.
Contract	9,479	8,306	n.c.

Unaudited figures (million Euros)

Revenues	2,075	1,956	6.1%
Operating income before D&A (OIBDA)	987	990	-0.3%
OIBDA margin	47.5%	50.6%	-3.1	p.p.
Capex	135	137	-1.4%

1 At the close of 1H04 the Company adjusted 1.3MM inactive prepaid SIM cards in its reported customer base.
Split of Revenues (% over total)
		January - March
		2005	2004
Customer revenues		66%	65%
Interconnection		17%	19%
Handset sales		13%	13%
Roaming-in		2%	2%
Other		1%	1%

The first quarter of the year was marked by both the end of the Christmas campaigns and the fact that Easter fell at the end of March (when in 2004 it fell in April). As a result, the first three months of 2005 saw a continuation of the intense competitive activity seen in 2004, notably from the second quarter on, especially in number portability actions.

By the end of 2005 the market had grown to an estimated 40MM lines, with year-over-year growth of 4.5% and an estimated penetration rate of 90.3% (+3 p.p. vs. 1Q04).

Against this backdrop, TME recorded a strong level of commercial activity during 1Q05, with a volume of over 2.5MM actions (+12.5% higher than in 1Q04).

The good performance of gross additions in the contract segment, which were up 40% over 1Q04, is worth highlighting in this context, as a reflection of the Company’s growth strategy centred on preserving its leadership in market share of revenues. This evolution, combined with ongoing prepaid to contract migrations (over 210,000 migrations in 1Q05), have led the contract segment to already represent half of TME’s customer base by the end of March, representing an 18 p.p. increase in three years and an 8 p.p. increase in the last year.

Moreover, there were over 1MM handset upgrades during the quarter (+23% vs. 1Q04).

TME increased its customer base by over 100,000 lines in 1Q05, to 19MM.

As for usage, traffic carried over TME’s networks in 1Q05 increased by 11% year-over-year to 11,000 MM minutes, with a sharp increase in on-net traffic (+13%).

MOU stood at 133 minutes in 1Q05 (+8.9% vs. 1Q04 in comparable terms). The positive trend in voice usage ratios was significantly affected by the campaign launched in March to boost off-peak calls (named “Ya Te Llamo Yo6”). More than 850,000 lines have subscribed to this promotion to date.

[6]	Through this promotion, customers can talk for free during evenings and weekends to any other movistar customer for a limited period of time, in exchange for a subscription fee

2005 January-March	10

Regarding data services, it is worth highlighting the increasing take-up of content access services, with over 4.2MM customers using e-moción internet portal during March, with half a million of them using i-mode technology. The number of MMS users stood at 1.4MM by end of March 2005, with monthly average usage levels of over 3 MMS.

All of this led to total data and content services revenues of €250MM in 1Q05 (+9% vs. 1Q04).

We should also highlight the good performance shown by roaming-out services, ,driven by the introduction of the “Single Global Tariff”7 at the end of 2004.

TME’s total ARPU for 1Q05 stood at €32.9 (+4.8% vs. 1Q04 in comparable terms), with data ARPU contributing €4.4.

In addition, the Company has launched a series of new products and initiatives along the beginning of this year aimed at consolidating new revenue growth drivers, such as the following:

•	Launch of Ruta movistar, a pioneering service in the world, whereby mobile handsets serve additionally as an advanced online navegation tool, thanks to the incorporation of a GPS device and the browsing software included in the offer.

•	Launch of Pagos movistar services, whereby the Company’s customers can pay with their mobile phone at food and beverage vending machines located in airports, train stations, shopping centres and universities.

•	Launch of Mail movistar Empresas, a new, on-line, e-mail service for corporate customers, having as main novelty its compatibility with mobile handsets using operating systems such as Symbian and Windows Mobile, thereby broadening the range of solutions which allow for handling e-mail on mobility, as proprietary handsets are not required.

•	Addition into the UMTS/3G e-moción portal of the latest Antena 3 Television news, thorough Canal A3 24 Horas, an exclusive news channel powered by Antena 3. This is the first time a national television broadcaster modifies its news content to a mobile telephony format so that it can be viewed by 3G handset users.

•	Together with Lotojuegos.com, TME launched a pioneering mobile telephony betting service in Spain and Europe, where customers can use their handsets to make a series of lottery bets, paying for them with the Mobipay service.

In parallel with the change of image of the movistar brand, a new product for all residential and professional customers was launched: “Mi Favorito”, which offers the lowest price available in the Spanish market, 1 euro cent per minute, for all voice and video calls to a movistar number of their choice, plus a single and reduced price for SMS and MMS. This product launch clearly underlines the Company’s commitment to its customers to provide attractive, simple and innovative products at affordable prices.

Highlights of TME’s financial results in 1Q05 include:

•	Revenues were €2,075MM in 1Q05, a year-over-year increase of 6%. The weight of handset sales in total revenues stood at 13%.

•	Service revenues continued to show a solid rhythm of growth, increasing 7% year-over-year to €1,815MM in 1Q05.

•	Both the sharp increase in commercial activity (12.5%) and the increased

[7]	This tariff the Company offers a significantly simpler and more transparent pricing structure by setting fixed call prices by broad geographic regions, irrespective of the country travelled to or the network operator connected to.

2005 January-March	11

weight of number portability actions in total gross adds have impacted in commercial expenses, bringing the weight of subscriber acquisition and retention costs over operating revenues in 1Q05 to 11.2%, 3 p.p. higher than in 1Q04.

•	Operating Income before depreciation and amortisation stood at €987MM for the quarter, 0.3% less than a year earlier. Excluding the impact of commercial and advertising costs, OIBDA would have registered year-over-year growth of 7%.

•	OIBDA margin stood at 47.5%.

•	Capex in 1Q05 totalled €135MM. TME continues to roll out its UMTS network, with more than 4,100 base stations up to date.

2005 January-March	12

Morocco

Médi Telecom’s customer base continued to grow, ending 1Q05 with 3.2 million customers8 after achieving 297 thousand net adds in the quarter.

As regards financial results, revenues in 1Q05 stood at 92 million euros (+26,8% vs.1T04), driven by increases in the customer base and in traffic. OIBDA totalled 34,7 MM euros, leading to an OIBDA margin of 38% (42% in 1Q04), impacted by the strong commercial activity during the quarter.

[8]	In 1Q05, TEM’s Latam criteria for accounting customers have been applied to Medi Telecom.

2005 January-March	13

Latin America

	January - March		% Change
	2005	2004
Total subscribers (thousands)	59,140	32,211	83.6%
Prepaid	46,867	25,657	82.7%
Contract	11,297	6,555	72.4%
Fixed Wireless	975	0	n.s.

Unaudited figures (million Euros)

Revenues	1,603	682	135.0%
Operating income before D&A (OIBDA)	353	135	162.2%
OIBDA margin	22.0%	19.7%	2.3	p.p.
Capex	176	76	132.9%

The year-over-year comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquiered from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in November 2004 and Argentina and Chile in January 2005.
Brazil
	January - March		% Change		% Change in local currency
	2005	2004
Total subscribers (thousands)	26,959	21,875	23.2%
Prepaid	21,650	17,032	27.1%
Contract	5,308	4,843	9.6%

Unaudited figures (million Euros)

Revenues	371	351	5.5%		1.9%
Operating income before D&A (OIBDA)	142	142	-0.4%		-3.8%
OIBDA margin	38.3%	40.5%	-2.3	p.p.	-2.3	p.p.
Capex	77	19	301.7%

The Brazilian market continued to grow strongly in 1Q05, albeit at a slower pace than in 2004. At the end of March, the penetration rate in Brazil stood at 38% compared to 37% in December 2004 and 28% in March 2004 (41% in Vivo’s areas of operation).

Against this backdrop, with continued intense competitive pressure by all operators, Vivo has maintained its market leadership, with a customer base of close to 27MM at the end of 1Q05 (+23.2% year-over-year). The estimated average market share in areas of operation stood at 49%.

VIVO continued to focus on high-value customer acquisition and retention, aligning entry barriers in the contract segment to those of its competitors and driving prepaid to contract migrations. This strategy is reflected in the sharp increase in commercial activity in the contract segment, which increased 49% compared to 1Q04, leading to a 10% increase in contract customers in 1Q05 vs. 1Q04, driven by the favourable performance in corporate customers (+31% in the last 12 months)

As for customer usage, total MOU in 1Q05 was 80 minutes (93 minutes in 1Q04), impacted mainly by the evolution shown by incoming MOU. Total ARPU for the quarter reached 29 reais (35 reais in 1Q04).

The trend in year-over-year usage ratios continues being shaped by the growth in

2005 January-March	14

the total customer base, driven by the prepaid segment – which accounted for 80.3% of total customers at the end of 1Q05 compared to 77.9% in 1Q04 – traffic promotions and the impact on incoming traffic of the blocking of fixed-to-mobile calls by fixed-line operators. In addition, right planning in contract prices, due to stronger aggressiveness by competitors, must be taken into account.

Data services continued to perform well, with data revenues representing 5.5% of Vivo’s total service revenues in 1Q05 (vs. 4.4% in 1Q04). Even more remarkable is the fact that more than 25% of these revenues were accounted for by downloads and browsing, highlighting the increasing use of internet access services and Vivo ao Vivo downloads.

Regarding Vivo’s financial results, 1Q05 revenues grew 1.9% year-over-year in local currency, boosted by service revenue growth (+5.2%) which was partly offset by lower handset sales.

Operating income before depreciation and amortisation totalled €142MM in 1Q05, leaving an OBIDA margin after management fees of 38.3% (40.5% in 1Q04). Year-over-year performance of both indicators is affected mainly by the increase in commercial and call centre costs, as a result of the intense competitive environment and Vivo’s strategic focus on high-value segments.

Finally, capex in 1Q05 stood at €77MM, driven by increased capacity of the operators’ networks and by the ongoing rollout of Vivo’s 1xRTT and EV-DO networks.

Northern Region

	January - March		% Change
	2005	2004
Total subscribers (thousands)	8,294	4,232	96.0%
Prepaid	7,628	3,900	95.6%
Contract	523	332	57.5%
Fixed Wireless	144	0	n.c.

Unaudited figures (million Euros)

Revenues	314	205	53.4%
Operating income before D&A (OIBDA)	-20	-41	-50.9%
OIBDA margin	-6.4%	-20.0%	13.6	p.p.
Capex	24	28	-15.3%

The year-over-year comparison is affected by the incorporation of the operators acquiered from BellSouth in Guatemala,

Panama and Nicaragua in November 2004.

Mexico
	January - March		% Change		% Change in local currency
	2005	2004
Total subscribers (thousands)	6,061	3,772	60.7%
Prepaid	5,792	3,550	63.1%
Contract	269	222	21.3%

Unaudited figures (million Euros)

Revenues	210	164	27.8%		36.5%
Operating income before D&A (OIBDA)	-49	-47	4.5%		11.6%
OIBDA margin	-23.2%	-28.3%	5.2	p.p.	5.2	p.p.
Capex	11	26	-56.8%

2005 January-March	15

The Mexican market was marked by intense commercial activity in the first quarter of 2005, during which Telefónica Móviles México (TMM) extended its Christmas campaign until the first week of January (Three Kings’ Day).

These campaigns resulted in net adds at TMM of 422 thousand new customers during the quarter, representing a sharp year-over-year increase of 33% vs. 1Q04

TMM ended 1Q05 with over 6MM customers (+7.5% vs. 4Q04 and +61% vs. 1Q04), consolidating its position in the Mexican market, with an estimated market share of 15%.

The performance of GSM net adds, driven by our service offerings, continued to be the main driver of customer growth. As of March 2005, GSM customers accounted for 78% of the total customer base, compared to 72% in December 2004.

Within this context, MOU in 1Q05 stood at 54 minutes (61 in 1Q04), while ARPU was 151 Mexican pesos (174 in 1Q04). The trend in usage ratios compared to 1Q04 reflects accelerated growth, as well as quarterly seasonality (as Easter holidays in 2004 fell in April).

Regarding financial results, revenues grew 36.5% year-over-year in local currency vs. 1Q04, boosted by handset sales and service revenue growth (+27% vs. 1Q04), driven by the larger customer base.

Operating losses before depreciation and amortisation in 1Q05 (€49MM) were in line with those recorded in 1Q04 (€47MM), despite a 60% year-over-year increase in commercial activity.

TMM’s GSM network now reaches 279 cities (vs. 248 at the end of 2004).

Andean Region

	January - March		% Change
	2005	2004
Total subscribers (thousands)	12,583	1,635	n.c.
Prepaid	9,885	1,331	n.c.
Contract	2,081	303	n.c.
Fixed Wireless	617	0	n.c.

Unaudited figures (million Euros)

Revenues	566	56	n.c.
Operating income before D&A (OIBDA)	169	14	n.c.
OIBDA margin	29.9%	25.5%	n.c.
Capex	40	3	n.c.

The year-over-year comparison is affected by the incorporation of the operators acquiered from BellSouth in Venezuela, Colombia, Peru and Ecuador in November 2004.

2005 January-March	16

Venezuela

January - March 2005

Total subscribers (thousands)	4,595
Prepaid	3,748
Contract	306
Fixed Wireless	540

Unaudited figures (million Euros)

Revenues	261
Operating income before D&A (OIBDA)	106
OIBDA margin	40.7%
Capex	14

The Venezuelan mobile market posted strong growth in the first quarter of 2005, driven by the improvement in the country’s economic indicators (with lower inflation in 1Q05 than in 1Q04), along with the campaigns oriented to capturing market growth. At the end of March 2005, the estimated penetration rate was 34%, up from 30% in December, 2004 and surpassing initial expectations.

In this context, TM Venezuela’s customer base stood at 4.6MM at the end of the quarter, having registered 269 thousand net adds in 1Q05, with a significant growth in service revenues.

In spite of intense commercial activity during 1Q05, the Company continues holding a solid OIBDA margin, standing at 40.7% and recording operating income before depreciation and amortisation of €106MM during the quarter.

Colombia

January - March 2005

Total subscribers (thousands)	3,699
Prepaid	2,730
Contract	969

Unaudited figures (million Euros)

Revenues	157
Operating income before D&A (OIBDA)	31
OIBDA margin	19.7%
Capex	20

Despite the seasonality typical of the first quarter of the year, the growing pace of commercial activity was maintained in Colombia during 1Q05, bringing the estimated penetration rate to 27% (vs. 23% in 2004)

Customer acquisition initiatives at TM Colombia were ongoing in 1Q05, continuing with the increase shown during the 2004 Christmas campaigns. Thus, net adds in 1Q05 surpassed 400 thousand customers, bringing the total customer base to 3.7MM.

Regarding financial results, the OBIDA margin was impacted by the high level of commercial activity in the quarter, standing at 19.7%.

2005 January-March	17

Peru

	January - March		% Change		% Change in local currency
	2005	2004
Total subscribers (thousands)	2,971	1,635	81.8%
Prepaid	2,378	1,331	78.6%
Contract	519	303	71.2%
Fixed Wireless	74	0	n.c.

Unaudited figures (million Euros)

Revenues	83	56	47.5%		45.4%
Operating income before D&A (OIBDA)	26	14	82.0%		79.4%
OIBDA margin	31.5%	25.5%	6.0	p.p.	6.0	p.p.
Capex	4	3	28.8%

The year-over-year comparison is affected by the incorporation of the Peruvian operator acquired from BellSouth in November 2004

Telefónica Móviles’ combined customer base in Peru –the aggregate of Telefónica Móviles Peru and the BellSouth operator acquired in October 2004–totalled nearly 3MM customers at the end of March 2005.

Net adds for the quarter were 102 thousand, with another quarter of positive performance by the contract segment, which accounted for 22% of total net adds in 1Q05.

Regarding financial results, it is worth pointing out that the results for 1Q05 include the contribution by the BellSouth operator acquired in October 2004.

Revenues of our operations in Peru stood at €83MM in Q105, boosted by the growth in the customer base and higher traffic. It must be taken into account that service revenues are negatively impacted by lower incoming traffic from fixed lines and the reduction in fixed-to-mobile termination tariffs.

The OIBDA margin was 31.5%, despite higher initial costs driven by the co-existence of two networks, underpinned by the seasonality in commercial activity typical of the first quarter.

Southern Cone Region

	January - March		% Change
	2005	2004
Total subscribers (thousands)	11,304	4,470	n.c.
Prepaid	7,704	3,393	n.c.
Contract	3,385	1,077	n.c.
Fixed Wireless	214	0	n.c.

Unaudited figures (million Euros)

Revenues	352	70	n.c.
Operating income before D&A (OIBDA)	62	19	n.c.
OIBDA margin	17.6%	26.9%	n.c.
Capex	35	25	n.c.

The year-over-year comparison is affected by the incorporation of TM Chile in August 2004 and the operators acquiered from BellSouth in Uruguay in November 2004, and in Argentina and Chile in January 2005.

2005 January-March	18

Argentina

	January - March		% Change		% Change in local currency
	2005	2004
Total subscribers (thousands)	6,155	1,970	212.4%
Prepaid	3,440	1,334	157.9%
Contract	2,501	636	293.0%
Fixed Wireless	214	0	n.s.

Unaudited figures (million Euros)

Revenues	205	70	193.0%		194.7%
Operating income before D&A (OIBDA)	24	19	29.2%		30.0%
OIBDA margin	11.9%	26.9%	-15.1	p.p.	-15.1	p.p.
Capex	17	25	-34.0%

The year-over-year comparison is affected by the incorporation of the Argentinean operator acquired from BellSouth in January 2005

The strong growth of Argentine cellular market seen in 2004 continued in 1Q05, leading to an estimated penetration rate at the end of March of 38%, compared to 34% in December 2004.

Following the completion of the acquisition of BellSouth’s operator in Argentina in January 2005, Telefónica Móviles has consolidated its position in the Argentine market. As a result, the total customer base at the end of March 2005 stood at over 6MM, with net adds during the quarter of 419 thousand.

Regarding commercial activity, it is worth highlighting the ongoing increase in the contract segment, as a driver for customer growth. At the end of 1Q05, the contract segment represented over 40% of the total customer base.

Regarding financial results, revenues for operations in Argentina reached €205MM in 1Q05, boosted by the strong growth in the customer base and traffic.

Operating income before depreciation and amortisation (€24MM) was affected by the intense commercial activity during the quarter –which in 1Q05 nearly doubled the combined commercial activity of BellSouth and Unifón in 1Q04–, by the strong competitive pressure as well as the costs associated with the rollout of the GSM network. Also of note is the impact of the integration costs of the two operators managed by Telefónica Móviles. As a result, the OIBDA margin stood at 11.9% in 1Q05.

Finally, capex was €17MM in the first quarter, driven by the ongoing rollout of the GSM network in 1Q05.

Chile

January - March 2005

Total subscribers (thousands)	4,907
Prepaid	4,077
Contract	831

Unaudited figures (million Euros)

Revenues	138
Operating income before D&A (OIBDA)	35
OIBDA margin	25.1%
Capex	13

[1]	The year-over-year comparison is affected by the incorporation of TM Chile from August 2004 and the Chilean operator acquiered from BellSouth in January 2005

2005 January-March	19

Telefónica Móviles maintained its leadership position in the Chilean market in the first quarter of 2005, with a combined customer base –the aggregate of Telefónica Móviles and the BellSouth operator acquired in January 2004– of 4.9MM customers and an estimated market share of 50%.

Net adds in 1Q05, a quarter marked by seasonality in commercial activity, totalled 156 thousand.

Revenues for operations in Chile reached €138MM in 1T05, while the OIBDA margin was 25.1%, affected by the integration costs of the two operators managed by Telefónica Móviles, as well as by the rollout of the GSM network.

2005 January-March	20

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures	In million Euros
	January - March		% Change
	2005	2004
Revenues	3,675.9	2,638.5	39.3%
Internal expenditure capitalized in fixed assets (1)	21.1	11.3	87.6%
Operating expenses	(2,383.0)	(1,502.8)	58.6%
Supplies	(1,211.0)	(724.8)	67.1%
Personnel expenses	(200.3)	(119.2)	68.1%
Subcontracts	(901.1)	(621.0)	45.1%
Taxes	(70.5)	(37.8)	86.4%
Other net operating income (expense)	5.9	(40.3)	c.s.
Gain (loss) on sale of fixed assets	(2.0)	0.1	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	1,317.9	1,106.8	19.1%
Depreciation and amortization	(527.6)	(350.2)	50.7%
Operating income	790.3	756.6	4.5%
Profit from associated companies	(8.6)	(12.5)	-31.6%
Net financial income (expense)	(74.0)	(13.2)	n.s.
Income before taxes	707.8	730.9	-3.2%
Income taxes	(276.3)	(277.1)	-0.3%
Income from continuing operations	431.5	453.7	-4.9%
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	0.6	(5.6)	c.s.
Net income	432.1	448.2	-3.6%

Average shares (millions)	4,330.6	4,330.6	0.0%
Net income per share	0.10	0.10	-3.6%

(1)	Including work in process.

2005 January-March	21

Telefónica Móviles Group

Consolidated Balance sheet

Unaudited figures
	March		% Change
	2005	2004
Non-current assets	17,832.7	10,900.0	63.6%
Intangible assets	3,665.3	2,402.1	52.6%
Goodwill	3,946.1	887.9	344.4%
Property, plant and equipment and Investment property	5,983.6	4,413.9	35.6%
Long-term financial assets and other non-current assets	2,599.2	2,006.0	29.6%
Deferred tax assets	1,638.5	1,190.1	37.7%
Current assets	6,860.2	5,114.9	34.1%
Inventories	460.0	189.3	143.0%
Trade and other receivables	2,486.9	1,828.7	36.0%
Current tax receivable	751.8	309.3	143.1%
Short-term financial investments	2,798.0	2,763.6	1.2%
Cash and cash equivalents	362.7	23.2	n.s.
Non-current assets classified as held for sale	0.9	0.7	24.1%

Total Assets = Total Equity and Liabilities	24,692.9	16,014.9	54.2%

Equity	4,121.8	3,374.5	22.1%
Equity attributable to equity holders of the parent	4,109.6	3,328.1	23.5%
Minority interest	12.2	46.4	-73.7%
Non-current liabilities	11,885.0	7,385.4	60.9%
Long-term financial debt	667.4	565.5	18.0%
Long-term payable to Telefónica Group companies	9,044.6	5,079.9	78.0%
Deferred tax	747.5	282.3	164.8%
Long-term provisions	1,183.0	1,214.6	-2.6%
Other long-term liabilities	242.5	243.1	-0.2%
Current liabilities	8,686.1	5,255.1	65.3%
Short-term financial debt	1,144.9	695.3	64.7%
Short-term payable to Telefónica Group companies	3,347.6	1,575.1	112.5%
Trade and other payables	2,424.0	2,055.2	17.9%
Current tax payable	1,077.9	610.4	76.6%
Short-term provisions and other liabilities	691.6	319.1	116.7%
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Consolidated net debt	9,369.0	4,564.9	105.2%
Consolidated debt ratio	65.8%	55.5%	10.3	p.p.

Consolidated Debt structure

2005 January-March	22

Telefónica Móviles Group

Free Cash Flow and change in debt

Unaudited figures (in million Euros)
		January - March 2005
I	Cash flows from operations	1,137.2
II	Net interest payment (1)	(92.4)
III	Payment for income tax	(468.1)
A=I+II+III	Net cash provided by operating activities	576.6
B	Payment for investment in fixed and intangible assets	(416.2)
C=A+B	Net free cash flow after CAPEX	160.5
D	Net Cash received from sale of Real State	0.0
E	Net payment for financial investment	(908.6)
F	Net payment for dividends (2)	0.0
G=C+D+E+F	Free cash flow after dividends	(748.1)
H	Effects of exchange rate changes on net debt	175.8
I	Effects on net debt of changes in consolidation and others	109.8
J	Net debt at beginning of period	8,335.4
K=J-G+H+I	Net debt at end of period	9,369.0

(1)	Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2)	Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method.

Telefónica Móviles Group

Reconciliations of Cash Flow and OIBDA minus Capex

Unaudited figures (in million Euros)
January - March 2005

OIBDA	1,317.9

- CAPEX accrued during the period (EoP exchange rate)	(311.4)
- Net interest payment	(92.4)
- Payment for income tax	(468.1)
- Results from the sale of fixed assets	(1.9)
- Investment in working capital and other deferred income and expenses	(200.1)
= Net Free Cash Flow after Capex	243.9
- Net payment for financial investment	(908.6)
- Net payment for dividends	0.0
- Others	(83.4)
= Free Cash Flow after dividends	(748.1)

2005 January-March	23

Breakdown of subscribers

Unaudited figures
	January - March 2005	January - March 2004
	(‘000)	(‘000)
Spain	19,077.4	19,938.8
Brazil	26,958.5	21,874.6
Northern Region	8,294.4	4,231.8
Mexico	6,061.1	3,772.3
Guatemala	802.9	189.3
El Salvador	405.8	270.3
Panama	708.8	—
Nicaragua	315.8	—
Andean Region	12,583.5	1,634.8
Venezuela	4,594.8	—
Colombia	3,699.0	—
Peru	2,971.4	1,634.8
Ecuador	1,318.3	—
Southern Cone	11,303.6	4,470.3
Argentina	6,155.0	1,970.2
Chile	4,907.2	2,500.1
Uruguay	241.4	—

The year-over-year comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquiered from BellSouth in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

Capex by geographic regions

Unaudited figures	In million Euros
	Enero - Marzo		% Change
	2005	2004
Spain	135.1	137.1	-1.4%

Latin America
Brazil	76.6	19.1	301.7%
Northern Region	23.9	28.2	-15.3%
Mexico	11.1	25.7	-56.8%
Guatemala	6.5	1.0	n.s.
El Salvador	1.2	1.6	-21.8%
Panama	0.5	—	n.c.
Nicaragua	4.6	—	n.c.
Andean Region	40.3	3.2	n.c.
Venezuela	13.6	—	n.c.
Colombia	20.2	—	n.c.
Peru	4.1	3.2	28.8%
Ecuador	2.5	—	n.c.
Southern Cone	35.3	25.2	40.3%
Argentina	16.6	25.2	-34.0%
Chile	12.8	—	n.c.
Uruguay	5.9	—	n.c.

Rest of the World	0.1	0.5	-67.3%

TOTAL	311.4	213.1	46.1%

The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth’s Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

2005 January-March	24

Exchange rates

	Profit and Losses (1)		Balance sheet and Capex (2)
	March 2005	March 2004	March 2005	March 2004
Brazil (€ / Brazilian Real)	3.495	3.619	3.457	3.555
México (€ / Mexican Peso)	14.654	13.717	14.641	13.635
Argentina (€ / Argentinean Peso)	3.839	3.631	3.782	3.496
Perú (€ / Peruvian Nuevo Sol)	4.277	4.338	4.230	4.231
Chile (€ / Chilean Peso)	757.576	735.294	757.576	751.880
El Salvador (€ / Colon)	11.468	10.933	11.343	10.696
Guatemala (€ / Quetzal)	10.108	10.137	9.849	9.912
Colombia (€ / Colombian Peso)	3,086.420	—	3,076.923	—
Nicaragua (€ / Cordoba)	21.533	—	21.427	—
Uruguay (€ / Uruguayan Peso)	33.156	—	33.124	—
Venezuela (€ / Bolivar)	2,816.901	—	2,785.515	—

[1]	These average exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros.
[2]	Exchange rates as of 31/03/05 and 31/03/04.

For more information:

Investor Relations
Paseo de Recoletos 7-9—2ª Planta. 28004—Madrid
Tel: 91 - 423 40 27. Fax: 91 - 423 44 20
E-mail: garcialegaz_m@telefonicamoviles.com
sanroman_a@telefonicamoviles.com
ares_a@telefonicamoviles.com
www.telefonicamoviles.com/investors

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities.

2005 January-March	25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A.

Date: May 12th, 2005	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel